SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 11)*

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO

§240.13d-1(a) AND

AMENDMENTS THERETO FILED PURSUANT TO §240.13d-2(a)

REED’S, INC.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

758338107

(CUSIP Number)

Daniel P. Hart

280 Congress Street, 12th Floor, Boston, Massachusetts 02210

Tel: (617) 772-4600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 7, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 758338107	Schedule 13D/A	Page 2 of 7 Pages

1	NAME OF REPORTING PERSON Raptor/Harbor Reeds SPV LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a): ☐ (b): ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,553,130 *
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 5,553,130 *
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,553,130 *
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.76%**
14	TYPE OF REPORTING PERSON OO (Limited Liability Company)

*	Includes 2,810,000 shares of Common Stock issuable upon exercise of currently-exercisable warrants (the “Warrants”).
**

The calculation is based on 96,477,855 shares of Common Stock, which is the sum of (i) the 93,667,855 shares of Common Stock outstanding as of August 10, 2021, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission (the “SEC”) on August 12, 2021 plus (ii) 2,810,000 shares of Common Stock issuable to the Reporting Person upon exercise of the Warrants.

CUSIP No. 758338107	Schedule 13D/A	Page 3 of 7 Pages

This Schedule 13D/A amends and restates in its entirety the statement on Schedule 13D filed by the Reporting Person with the SEC on July 21, 2017, as previously amended by Amendment No. 1 thereto filed by the Reporting Person with the SEC on August 23, 2017, by Amendment No.2 thereto filed by the Reporting Person with the SEC on November 17, 2017, by Amendment No.3 thereto filed by the Reporting Person with the SEC on January 2, 2018, Amendment No. 4 thereto filed by the Reporting Person with the SEC on April 24, 2018, by Amendment No. 5 thereto filed by the Reporting Person with the SEC on August 23, 2018, by Amendment No. 6 thereto filed by the Reporting Person with the SEC on February 27, 2019, by Amendment No. 7 thereto filed by the Reporting Person with the SEC on June 4, 2019, by Amendment No. 8 thereto filed by the Reporting Person with the SEC on May 5, 2020, by Amendment No. 9 thereto filed by the Reporting Person with the SEC on December 15, 2020 and by Amendment No. 10 thereto filed by the Reporting Person with the SEC on December 28, 2020.

Item 1.	Security and Issuer

This statement on Schedule 13D/A relates to shares (the “Shares”) of the common stock, par value $0.0001 per share (the “Common Stock”) of Reed’s Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 201 Merritt 7 Corporate Park, Norwalk, Connecticut 06851.

Item 2.	Identity and Background

(a) This statement on Schedule 13D/A is being filed by Raptor/Harbor Reeds SPV LLC, a Delaware limited liability company (the “Reporting Person”). The Reporting Person is filing this Schedule 13D/A to report a decrease in the number of Shares (and in the percentage of Common Stock) beneficially owned by the Reporting Person as a result of the sale of an aggregate of 1,065,470 Shares, as set forth in Schedule II.

(b) The address of the principal office of the Reporting Person is 280 Congress Street, 12th Floor, Boston, Massachusetts 02210.

(c) The name, residence or business address, present principal occupation or employment and citizenship (or state of organization) of each director, executive officer, trustees, general partner, managing member, control person of the Reporting Persons are listed on Schedule I hereto. The principal business of the Reporting Person is to hold shares of Common Stock and other securities of the Issuer.

(d) During the last five years, neither the Reporting Person nor any of the persons named in Schedule I has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

(e) During the last five years, neither the Reporting Person nor any of the persons named in Schedule I was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding has been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, U.S. federal or state securities laws or finding any violations with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

The Reporting Person purchased the issued Shares, and will purchase the shares of Common Stock issuable upon exercise of the Warrants, in the ordinary course of its business as a private investment fund utilizing the Reporting Person’s working capital. The purchase price paid for the issued Shares was $3,208,091 and the aggregate purchase price to be paid upon exercise of the Warrants will be $3,537,000, representing an aggregate purchase price of $6,745,091.

Item 4.	Purpose of Transaction

The Reporting Person acquired the issued Shares, and will acquire the Shares issuable upon exercise of the Warrants, for investment purposes, and such purchases have been, and will be, made in the Reporting Person’s ordinary course of business.

The Reporting Person expects to review from time to time its investment in the Issuer and may, depending on the market and other conditions: (i) exercise the Warrants, (ii) purchase additional shares of Common Stock, warrants,

CUSIP No. 758338107	Schedule 13D/A	Page 4 of 7 Pages

convertible debt, options or related derivatives in the open market, in privately negotiated transactions or otherwise and (iii) sell all or a portion of the Shares now beneficially owned or any shares of Common Stock or related derivatives hereafter acquired by it. Except as set forth in this Item 4, the Reporting Person has no present plans or proposals which relate to or would result in any of the matters set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

The percentage of the Issuer’s Common Stock reported owned by the Reporting Person and each other person named herein is based upon 96,477,855 shares of Common Stock, which is the sum of (i) the 93,667,855 shares of Common Stock outstanding as of August 10, 2021, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on August 12, 2021 plus (ii) 2,810,000 shares of Common Stock issuable to the Reporting Person upon exercise of the Warrants.

The information contained in rows 7, 8, 9, 10, 11 and 13 on the cover page of this statement on Schedule 13D/A is hereby incorporated by reference.

No person other than the Reporting Person is known to have the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares. The investors in the Reporting Person have the right to participate in the receipt of dividends from, and in the proceeds from the sale of, the Shares in accordance with their respective membership interests in the Reporting Person.

Transactions effected by the Reporting Person during the past 60 days are identified on Schedule II attached hereto.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None

Item 7.	Material to Be Filed as Exhibits

Exhibit No.	Description

1.	Warrant dated December 11, 2020, filed by reference to Exhibit No. 3 to the Schedule 13D/A filed by the Reporting Person with the SEC on December 15, 2020.

CUSIP No. 758338107	Schedule 13D/A	Page 5 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement on Schedule 13D/A is true, complete and correct.

Dated: September 14, 2021

RAPTOR/HARBOR REEDS SPV LLC

By:	RAPTOR HOLDCO GP LLC
Manager

/s/ Daniel P. Hart
Daniel P. Hart
General Counsel of Manager

CUSIP No. 758338107	Schedule 13D/A	Page 6 of 7 Pages

SCHEDULE I

The name, principal occupation or employment, business address, citizenship (or state of organization) and shares of Common Stock of the Issuer beneficially owned by each manager, executive officer, director or control person of the Reporting Person are set forth below.

Name	Present Principal Occupation or Employment	Business Address	Citizenship	Beneficial Ownership of Shares
Raptor Holdco GP LLC	Manager of the Reporting Person	(1)	Delaware	5,553,130	(3)

James J. Pallotta	Chairman and Managing Director of Raptor Capital Management LP	(1)	United States	142,700	(4) (5)

Robert Needham	CFO of Raptor Capital Management LP	(1)	United States	-0-

Daniel Hart	General Counsel of Raptor Capital Management LP	(1)	United States	-0-

Daniel J. Doherty III	Co-Founder and Principal of Eastern Real Estate LLC	(2)	United States	35,790	(4) (5)

Raptor Holdco LLC	Investment Management	(1)	Delaware	-0-

(1)	The business address of these persons is 280 Congress Street, 12th Floor, Boston, Massachusetts 02210.
(2)	Mr. Doherty’s business address is One Marina Park Drive, Suite 1500, Boston, Massachusetts 02210.
(3)	Raptor Holdco GP LLC disclaims beneficial ownership of the Shares held by the Reporting Person, except to the extent of its pecuniary interest therein as Manager of the Reporting Person.
(4)

Messrs. Pallotta and Doherty are principals of the Reporting Person and, as such, they share voting and dispositive power over the shares of Common Stock owned by the Reporting Person; each disclaims beneficial ownership of the Shares held by the Reporting Person, except to the extent of his pecuniary interest therein.

(5)	The Reporting Person disclaims beneficial ownership of these shares of Common Stock.

CUSIP No. 758338107	Schedule 13D/A	Page 7 of 7 Pages

SCHEDULE II

This statement on Schedule 13D/A relates to the following sales of Shares by the Reporting Person. The transactions marked with asterisks (*) were effected by the Reporting Person within the last 60 days; the Reporting Person effected no other transactions in the securities of the Issuer during such period.

Date	Transaction	No. of Shares	Approx. Price ($) per Share	Security
July 1, 2021	Sale	119,831	$0.9947	Common Stock
July 2, 2021	Sale	22,284	$0.9901	Common Stock
July 6, 2021	Sale	57,756	$0.9754	Common Stock
July 7, 2021	Sale	800	$0.9704	Common Stock
July 9, 2021	Sale	16,294	$0.9502	Common Stock
July 12, 2021	Sale	29,738	$0.9306	Common Stock
July 13, 2021	Sale	448	$0.9300	Common Stock
July 15, 2021 *	Sale	100	$0.9039	Common Stock
August 5, 2021 *	Sale	7,700	$0.7676	Common Stock
August 6, 2021 *	Sale	9,300	$0.7701	Common Stock
August 10, 2021 *	Sale	70,000	$0.7700	Common Stock
August 11, 2021 *	Sale	30,000	$0.7717	Common Stock
August 12, 2021 *	Sale	45,000	$0.7680	Common Stock
August 13, 2021 *	Sale	34,000	$0.7016	Common Stock
August 16, 2021 *	Sale	28,200	$0.7284	Common Stock
August 18, 2021 *	Sale	31,100	$0.6784	Common Stock
August 19, 2021 *	Sale	3,321	$0.6678	Common Stock
August 23, 2021 *	Sale	60,000	$0.6670	Common Stock
August 24, 2021 *	Sale	105,700	$0.6840	Common Stock
August 25, 2021 *	Sale	96,800	$0.7079	Common Stock
September 1, 2021 *	Sale	30,000	$0.6698	Common Stock
September 2, 2021 *	Sale	60,000	$0.6696	Common Stock
September 3, 2021 *	Sale	56,100	$0.6683	Common Stock
September 7, 2021 *	Sale	100,000	$0.6644	Common Stock
September 10, 2021 *	Sale	998	$0.6217	Common Stock
September 13, 2021 *	Sale	50,000	$0.6139	Common Stock